VIRALYTICS LTD
ONCOLYTIC VIRUSES

RECEIVED
2009 FEB 20 P 12:07

31 January 2009

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

[redacted]

09045384

Attention: Mr. Elliot Staffin

Re: ~~Viralytics~~ Orion Limited
12g3-2(b) Information
File No. 82-34945

SUPPL

PROCESSED
MAR 2 2009
THOMSON REUTERS

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com
t +61 2 9499 3200 f +61 2 9499 3300
PO Box 1045 Pymble Business Centre Pymble NSW 2073
8/33 Ryde Road Pymble NSW 2073
Australia

VIRALYTICS LTD

ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX Announcement
30 January 2009, Sydney Australia:

Quarterly Cash Flow - Appendix 4C for the Quarter ended 31 December 2008.

The Company held cash reserves of $1.7m at 31 December 2008

Major operational achievements that were reported during the quarter are listed below:

Clinical Trials:

- announcement of human ethics approval to conduct a clinical trial in Head and Neck cancer
- release of preliminary data from current clinical evaluation of CAVATAK™.

Intellectual Property:

- granting of an European patent for the use of Coxsackie A viruses targeting ICAM-1 expressing cancer cells (including CAVATAK™)
- granting of an USA Notice of Allowance for the use of echoviruses targeting integrin $\alpha 2\beta 1$ expressing cancer cells (including EVATAK™)

Research:

- encouraging pre-clinical research findings in the use of CAVATAK™ in destroying human brain cancers grown in mice

Corporate:

- Appointment of two experienced independent US based executives to the Board – Paul Hopper (Chairman) and Peter Molloy (Non-Executive Director)

Finance:

- Successful share purchase plan raising $716,000

Future Quarters Operations:
Due to the current state of world financial markets the Company is undertaking a full review of all its pre-clinical and clinical activities. It is the Company's intention to reduce cash expenditure by focusing the Company only on short term critical items such as clinical trial evaluations. The Company expects that this review will be completed shortly. Subsequent decisions and actions from this review and their direct effect on short term operations will form part of our half year financial report to shareholders due for release to the market in February 2009.

Appendix 4C follows

Enquiries
Bryan Dulhunty
02 9499 3200
0433217876
Viralytics Limited (ASX:VLA)

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Viralytics Limited

ABN	Quarter ended ("current quarter")
12 010 657 351	31 December 2008

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from customers		-	-
1.2	Payments for	(a) staff costs	(213)	(444)
		(b) consultants	(4)	(19)
		(c) research and development	(325)	(854)
		(d) leased assets	-	-
		(e) other working capital	(219)	(442)
		(f) intellectual property/patent costs	(62)	(82)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		18	60
1.5	Interest and other costs of finance paid		(2)	(3)
1.6	Income taxes paid		-	-
1.7	Other (provide details if material) R&D Tax Refund		-	-
	Net operating cash flows		**(807)**	**(1,784)**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (6 months) $A'000
1.8	Net operating cash flows (carried forward)	**(807)**	**(1,784)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses	-	-
	(b) equity investments	-	-
	(c) intellectual property	(79)	(89)
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	(7)
1.10	Proceeds from disposal of:		
	(a)businesses	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e)other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(79)	(96)
1.14	**Total operating and investing cash flows**	**(886)**	**(1,880)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	717	717
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material) Shares to be allotted	-	-
	Net financing cash flows	717	717
	Net increase (decrease) in cash held	(169)	(1,163)
1.21	Cash at beginning of quarter/year to date	1,853	2,847
1.22	Exchange rate adjustments	-	-
1.23	**Cash at end of quarter**	1,684	1,684

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	159
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	1,684	1,853
4.2	Deposits at call	-	-
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	1,684	1,853

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	-	-
5.2	Place of incorporation or registration	-	-
5.3	Consideration for acquisition or disposal	-	-
5.4	Total net assets	-	-
5.5	Nature of business	-	-

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Original Signed..Date : 30 January 2009

(Director)

Print name: Bryan Dulhunty..

END